August 24, 2015

Sally Samuels Office of Disclosure and Review Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re: Northern Lights Fund Trust – Toews Tactical Defensive Alpha Fund

Dear Ms. Samuels:

On June 3, 2015, Northern Lights Fund Trust (the "Registrant" or the “Trust”), on behalf of Toews Tactical Defensive Alpha Fund (the "Fund"), a series of the Registrant, filed Post-Effective Amendment No. 721 to its Registration Statement under the Securities Act of 1933 on Form N-1A. Sally Samuels provided the following comments on July 15, 2015 to the Registration Statement by phone to Andrew Davalla. Please find below a summary of those comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus

Comment 1. Please provide or finalize all missing or bracketed information.

Response. Missing or bracketed information will be provided or finalized.

Comment 2. Please confirm that the cover page complies with Rule 498.

Response. The Registrant confirms that that cover page complies with Rule 498.

Comment 3. Please insert a line for “Acquired Fund Fees and Expenses” to the fee table.

Response. The Fund does not intend in any other investment companies.

Comment 4. Please provide disclosure regarding the Fund’s portfolio turnover.

Response. Because the Fund is not yet operational, no portfolio turnover disclosure has been made.

Comment 5. Please provide expense example amount for the 1, 3, 5 and 10-year periods.

Response. Because the Fund is not yet operational, only expense amounts for the 1 and 3-year periods have been provided.

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August 24, 2015

Comment 6. Please disclose whether the expense limitation agreement fee waiver is reflected in the 1-year expense example amount.

Response. The following disclosure has been added:

The above examples give effect to the Expense Limitation Agreement only for its current contractual term.

Comment 7. Please consider deleting “(6) common stocks” from the first sentence of the Principal Investment Strategies section of the prospectus.

Response. The reference to common stocks has been deleted.

Comment 8. Because the Fund is non-diversified, please disclose the industries or groups of industries in which the Fund will concentrate.

Response. The Fund does not intend to concentrate in any particular industry or group of industries. The Fund’s holdings may be concentrated, from time to time, but such concentration would merely be the result of its tactical approach and not due to any intentional decision to concentrate in a certain industry or groups of industries.

Comment 9. Please specify the types of derivatives that will be used and how they will be used. If using swaps, please describe what types of swaps and disclose the use of total return swaps, if applicable.

Response. The disclosure has been revised as follows to provide for the fact that the Fund will only use equity index futures contracts as a principal investment strategy:

The adviser buys and sells securities and equity index futures to increase or decrease the Fund's exposure to broad-based indices or vary the allocation of asset class allocations.

Comment 10. If issuing credit default swaps, please confirm that the Fund will segregate the full notional value of each such swap.

Response. The Fund does not intend to issue credit default swaps.

Comment 11. Please confirm that the asset class allocation chart is accurate.

Response. The Registrant confirms that the asset allocation chart is accurate.

Comment 12. Please revise the description of the “representative sampling” strategy so that is in plain English.

August 24, 2015

Response. The revised disclosure is as follows:

The adviser also may use a "representative sampling" indexing strategy to manage the Fund. This indexing strategy involves investing in a representative sample, or group, of securities that collectively has an investment profile similar to a broad-based stock index.

Comment 13. Please revise the fourth sentence of the fourth paragraph of the Principal Investment Strategies Section for clarity.

Response. The sentence has been revised as follows:

The adviser's decision to buy or sell a Fund holding will be made based on current market conditions and the adviser's determination of the appropriate exposure level to each equity asset class.

Comment 14. Please confirm that the principal risks correspond to the Fund’s principal investment strategies.

Response. The Registrant confirms that principal risks correspond to the Fund’s principal investment strategies.

Comment 15. Please revise the derivative risk disclosure to provide for the risks associated with asset segregation.

Response. Disclosure regarding derivatives risk has been deleted. Please see response to Comment 21.

Comment 16. Please clarify when the portfolio manager began managing the Fund.

Response. Because the Fund has not yet commenced operations, the disclosure has been revised to show that each portfolio manager began managing the Fund in August 2015, which is when the Fund’s adviser expects to begin operating the Fund.

Comment 17. Please provide the disclosure required with the respect to the Fund’s past performance.

Response. No performance information is shown as the Fund does not have any prior history of operations.

Comment 18. Please clarify if the Fund is diversified or non-diversified.

Response. The Fund is non-diversified.

Comment 19. Please consider the principal investment strategies disclosure such that the summary disclosure is derived from the Item 9 principal investment strategies disclosure.

August 24, 2015

Response. Revisions have been made to the summary section of the prospectus to reflect that it is a derivation of the Item 9 principal investment strategy disclosure.

Comment 20. Please consider deleting the “Temporary Investments” section of the prospectus as the prospectus already discloses the adviser’s defensive strategy.

Response. The Registrant respectfully declines to delete the Temporary Investment section.

Comment 21. Please provide more detailed disclosure regarding the risks associated with derivatives, exchange-traded funds and inverse funds.

Response. Principal risk disclosure for derivatives and inverse funds has been deleted as the Fund does not intend them to be used in pursuing its principal investment strategies. The following disclosure has been added as futures risk:

Futures Risk: The Fund's use of futures contracts involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) leverage risk; (ii) correlation or tracking risk and (iii) liquidity risk. Because futures require only a small initial investment in the form of a deposit or margin, they involve a high degree of leverage. Accordingly, the fluctuation of the value of futures in relation to the underlying assets upon which they are based is magnified. Thus, the Fund may experience losses that exceed losses experienced by funds that do not use futures contracts. There may be imperfect correlation, or even no correlation, between price movements of a futures contract and price movements of investments for which futures are used as a substitute, or which futures are intended to hedge. Lack of correlation (or tracking) may be due to factors unrelated to the value of the investments being hedged, such as speculative or other pressures on the markets in which these instruments are traded. Consequently, the effectiveness of futures as a security substitute or as a hedging vehicle will depend, in part, on the degree of correlation between price movements in the futures and price movements in underlying securities. While futures contracts are generally liquid instruments, under certain market conditions they may become illiquid. Futures exchanges may impose daily or intra-day price change limits and/or limit the volume of trading. Additionally, government regulation may further reduce liquidity through similar trading restrictions. As a result, the Fund may be unable to close out its futures contracts at a time which is advantageous. The successful use of futures depends upon a variety of factors, particularly the ability of the adviser to predict movements of the underlying securities markets, which requires different skills than predicting changes in the prices of individual securities. There can be no assurance that any particular futures strategy adopted will succeed. The commitment of Fund assets to cover certain futures positions may impede the adviser’s ability to manage the Fund’s portfolio effectively.

Comment 22. Please provide disclosure related to the determination of the Fund’s net asset value per share on days on which the New York Stock Exchange closes early.

Response: The current disclosure is as follows:

August 24, 2015

"). The NAV of the Fund is determined at close of regular trading (normally 4:00 p.m. Eastern Time) on each day the New York Stock Exchange ("NYSE") is open for business. The NYSE is closed on weekends and New Year's Day, Market Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day and Christmas Day.

Comment 23. Please provide the statutory basis for processing redemption proceeds within 10 days in instances where a shareholder purchases shares by check and redeems shortly after purchasing

Response. The disclosure has been revised as follows:

If you purchase shares using a check and soon after request a redemption, redemption proceeds will be withheld by the Fund until after the check has cleared ..

Comment 24: Please provide disclosure relating to the agreements required under Rule 22c-2 of the Investment Company Act of 1930 in the “Market Timing” section of the prospectus.

Response. The Registrant respectfully declines to make any revised or additional disclosure.

Comment 25. Please provide the financial highlights for the Fund.

Response. No financial highlight information is shown as the Fund does not have any prior history of operations.

Comment 26. Please reconcile the disclosure of the investments in the SAI with the disclosure in the Fund’s prospectus.

Response. The Registrant believes it is in the Fund’s and its shareholders’ best interest for it to maintain the flexibility to invest in certain investment disclosed in the SAI that may not be discussed in the Fund’s prospectus. Accordingly, the Registrant respectfully declines to make any changes to the “Types of Investments” section of the SAI.

Comment 27. In the Fund’s SAI, please disclose that the Fund will take the necessary steps to meet the 15% illiquidity limit in the event its illiquid holdings exceed that limit.

Response. In the event that the Fund’s illiquid holdings are greater than 15% of its assets, the Adviser will take steps in the normal course of managing the Fund’s portfolio, to reduce the percentage of the Fund’s illiquid holdings.

Comment 28. In the SAI, please revise the disclosure regarding the ongoing arrangements for disclosure of the Fund’s portfolio holdings.

Response. The disclosure has been revised as follows:

August 24, 2015

There are not any other ongoing arrangements in place with respect to the disclosure of portfolio holdings.

Comment 29. In the SAI, please list the ages of each of the Trust’s trustees and officers.

Response. The Registrant respectfully declines to make the requested change.

Comment 30. Please file final agreements instead of “form of “agreements with Part C.

Response. The Fund’s administrator has been instructed to file such final agreements.

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The Registrant has authorized Thompson Hine LLP to convey to you that the Registrant acknowledges the following:

•	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and
•	The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please call Andrew Davalla at (614) 469-3353 or JoAnn Strasser at (614) 469-3265.

Very truly yours,

/s/ Andrew Davalla

Andrew Davalla